Exhibit 99.1
INVESTOR CONTACT:	MEDIA CONTACT:

Kip E. Meintzer	Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Shareholders Approve All 2025 Annual
General Meeting Proposals

Redwood City, CA – Wednesday, September 3, 2025 – Check Point Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announced that shareholders approved all six proposals presented at the 2025 Annual General Meeting. Approximately 85.8 million shares, representing approximately 80% of the shares outstanding as of the record date, were voted at the meeting.

Check Point would like to thank shareholders for the support and confidence they have in the company and its employees.

For more information on the agenda items, please see the company’s proxy statement for the annual general meeting of shareholders:

www.checkpoint.com/about-us/investor-relations/annual-general-meeting/

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About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading protector of digital trust, utilizing AI-powered cyber security solutions to safeguard over 100,000 organizations globally. Through its Infinity Platform and an open garden ecosystem, Check Point’s prevention-first approach delivers industry-leading security efficacy while reducing risk. Employing a hybrid mesh network architecture with SASE at its core, the Infinity Platform unifies the management of on-premises, cloud, and workspace environments to offer flexibility, simplicity and scale for enterprises and service providers.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding future growth, the expansion of Check Point’s industry leadership, the enhancement of shareholder value and the delivery of an industry-leading cyber security platform to customers worldwide. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2024. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

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